

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 16, 2008

Mr. William D. Gehl
Chairman and Chief Executive Officer
Gehl Company
143 Water Street
West Bend, Wisconsin 53095

      RE: **Gehl Company**
          Form 10-K for the fiscal year ended December 31, 2007
          Filed March 7, 2008
          File No. 001-33504

Dear Mr. Gehl:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Angela J. Crane
                            Accounting Branch Chief